Exhibit 21.1

LOANDEPOT, INC.

List of Subsidiaries as of the completion of this offering

Subsidiary	Jurisdiction of Organization
LD Holdings Group LLC	Delaware

loanDepot.com, LLC	Delaware

Artemis Management LLC	Delaware

LD Settlement Services, LLC	Delaware

mello Holdings, LLC	Texas